UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Ms. Mei Cai

On June 3, 2022, Ms. Mei Cai (“Ms. Cai”) notified CN Energy Group. Inc. (the “Company”) of her resignation as a director of the Company, effective June 6, 2022. Ms. Cai has advised that her resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Wenhua Liu as Director

To fill in the vacancy created by the resignation of Ms. Cai, on June 3, 2022, the Nominating and Corporate Governance Committee of the Company recommended, and the Board appointed, Mr. Wenhua Liu to serve as a director of the Company, effective June 6, 2022.

Mr. Wenhua Liu, age 54, has served as the Executive Director of CN Energy Industrial Development Co., Ltd., the Company’s main operating entity in China, since April 2022. From August 2021 to March 2022, Mr. Liu served as the Chief Finance Officer (the “CFO”) of Farmmi, Inc. (Nasdaq: FAMI), a Cayman Islands company focusing on processing and selling edible fungi, mainly Shiitake and Mu Er mushrooms. Prior to that, from March 2015 to July 2021, Mr. Liu served as the General Manager of the financial department of Forasen Holding Group Co., Ltd., a China-based corporation focusing on agricultural products trade, new energy industries, and investment business. He also served as the CFO at Halumm (China) Co, Ltd., a China-based technology research and development company focusing on total solution services for prefabricated buildings, from October 2010 to February 2015. Mr. Liu served as the Chief Auditor for Zhejiang Boda Plastic Technology Co., Ltd, a China-based corporation focusing on producing various types of plastic pipes, from August 2009 to September 2010, and served as the CFO for Zhejiang Taizhou Hongda Textile Co., Ltd, a China-based corporation focusing on production and sales of industrial chemical fiber waterproof cloth, luggage cloth, and light textile machinery accessories, from April 2004 to June 2009. From October 1997 to March 2004, Mr. Liu served as the Vice President of the subsidiaries of BC Stone Group, a China-based corporation focusing on real estate, finance, new building materials, logistics, and environmental protection. Mr. Liu received a bachelor’s degree in Accounting from Hunan University of Finance and Economics in 1995.

On June 6, 2022, the Company and Mr. Liu entered into a director offer letter (the “Offer Letter”), pursuant to which Mr. Liu will be compensated at a rate of RMB300,000 (approximately US$45,100) per year, payable in cash at the end of each month. The Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Offer Letter, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

There are no family relationships between Mr. Liu and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Liu and any other person pursuant to which he was appointed as a director.

Exhibit No.	Description
10.1	Director Offer Letter dated June 6, 2022 by and between the Company and Wenhua Liu

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN ENERGY GROUP. INC.

By:	/s/ Kangbin Zheng
Kangbin Zheng
Chief Executive Officer

Date: June 6, 2022

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